Securities and Exchange Commission

Washington, DC 20549

Attn: Ta Tanisha Meadows

Re: Greenhouse Solutions, Inc.

10K/A for the year ended March 31, 2015

File No. 0-54759

Dear Staff,

Please see the amended 10-K for the year ended March 31, 2015 and these responses to SEC comments.

Item 2. Properties, page 23

1.      We understand that you entered into sublicenses for two sets of intellectual property for nutraceuticals in exchange for 11 million shares of common stock. Please tell us when you issued the common shares and how the shares were valued and recorded in the financial statements. Please also tell us how you accounted for the sublicenses and the basis in GAAP for your accounting.

Please see the discussion on page 28, as well as changes on page 24, marked COMMENT #1. The 11 million shares have also been accounted for on the amended Financial Statements, as highlighted.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, Issuer Purchases of Equity Securities, page 26

2.   We note your disclosure that 11 million shares of common stock were retired in connection with the issuance of the shares to acquire two licenses in February 2015. Please tell us how you recorded the retirement of the shares in the financial statements.

The 11 million shares retired to treasury have been accounted for on the amended Financial Statements, as highlighted.

Item 8. Financial Statements and Supplementary Data, Note 4 - Stockholder's Deficit, page 39

3.   You disclose that you issued 362,000 shares of common stock for monies previously received. However, we are unable to locate the issuance of these shares in the statement of stockholder's equity. In future filings please revise your disclosure in the notes so that the disclosure is consistent with disclosure in the statement of stockholder's equity.

The correct number of shares is 62,000, and the typographical error has been corrected and marked COMMENT #3. The 62,000 shares are already reflected in the financials as provided.

Note 6 - Investments, page 40

4.   We note your disclosure regarding the $50,000 investment in Panorama Investment Group. We also note your disclosure under the Investing Activities heading on page 28 that you made a deposit of $50,000 for a joint venture with Koios, LLC. We are unable to locate any disclosure of the joint venture deposit in the financial statements. Please advise.

The $50,000 investment in Panorama Investment Group was replaced with a $50,000 license acquisition (not a Joint Venture) in Koios, LLC. The details of the Koios investment are included under Investing Activities on page 28 (marked COMMENT #4), as well as in the Other Assets section on page 38. Former Note 6 has been deleted. The Koios asset is listed on the amended Financial Statements, as highlighted.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure , page 41

5.   Please explain to us why the disclosure regarding the change in accountants included in Form 10-K filed August 3, 2015 is omitted from the amended filing.

The change in accountants was inadvertently omitted from the amended Form 10-K and has since been replaced and marked COMMENT #5.

Item 9A. Controls and Procedures

6.   Please revise to include the following disclosures required by Item 308 of Regulation S-X:

  A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

  A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

  Management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

The above items have been addressed on pages 41-42 and are marked COMMENT #6.

Signatures, page 52

7.   We note the report is signed by each of your directors. We also note Mr. Deitsch also serves as your Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Since Mr. Deutsch occupies more than one of the specified positions in general instruction D(2), please indicate each capacity in which he signs the report in 2nd signature block in future filings.

The second signature block has been amended to include each of Mr. Deitsch's roles.

This letter will confirm, as requested, in your comment letter of February 11, 2016 that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Michak

John Michak,

Chief Operating Officer